# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Matinas Biopharma Holdings, Inc., CIK 0001582554
CUSIP: 576810303
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1545 Route 206 South, Suite 302, Bedminster, New Jersey (NJ), 07921
Date of event which requires filing of this statement: 02/13/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001398344-25-000246
Filed by CIK 0002024448
Persons authorized to receive notices and communications: Chaim Herzog, 1 Battery Park Plaza, Suite 3100, New York, New York (NY), 10004, (212) 620-0099; 111 Equity Group LLC, 1 Battery Park Plaza, Suite 3100, New York, New York (NY), 10004, (212) 620-0099

## Reporting persons
- Chaim Herzog: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 183,639; sole dispositive power 0; shared dispositive power 183,639; aggregate amount beneficially owned 183,639 (3.61% of the class)
- 111 Equity Group LLC (CIK 0002024448): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 183,639; sole dispositive power 0; shared dispositive power 183,639; aggregate amount beneficially owned 183,639 (3.61% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Matinas Biopharma Holdings, Inc.
Address of issuer's principal executive offices: 1545 Route 206 South, Suite 302, Bedminster, New Jersey (NJ), 07921

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Chaim Herzog ("Herzog") and 111 Equity Group LLC ("111 Equity Group"), a New York limited liability company. Herzog and 111 Equity Group are referred to collectively as the "Reporting Persons."
Residence or business address: 1 Battery Park Plaza, Suite 3100, New York, NY 10004
Present principal occupation or employment: The principal business of 111 Equity Group is investing in securities. The principal occupation of Herzog is serving as a member and as manager of 111 Equity Group.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Herzog is a citizen of the United State of America.
111 Equity Group is a New York limtied liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the working capital or personal funds of the Reporting Persons. All shares of Common Stock were purchased in various transactions and for various amounts of consideration through open market purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons engaged in discussions with management and may engage in discussions with, management, the board of directors, and/or other shareholders of the Issuer, and/or other relevant parties (including, without limitation, service providers) concerning the business, capitalization, financial condition, operations, strategy and future plans of the Issuer, and potential avenues to enhance stockholder value, as well as other matters related to the Issuer. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons: (1) modifying their ownership of the shares, including, without limitation, the purchase or sale of shares in the open market or through privately negotiated transactions of otherwise; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer's operations, governance or capitalization; or (4) proposals or assisting in formulating plans or proposals that involve one or more of the types of transactions specified in sub-items (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in sub-items (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons retain the right to change their investment intent at any time and there is no assurance the Reporting Persons will continue discussion or evaluation of any transactions or that any transaction will be pursued and, if pursued, will be consummated. Moreover, any actions described in this Item 4 that the Reporting Persons might undertake may be made at any time and from time to time and such determinations will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; and other future developments affecting the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to rows (11) and (13) of the cover pages to this Schedule 13D are incorporated by reference into this Item 5. The percentage in this paragraph relating to beneficial ownership of common stock is based on 5,086,985 shares outstanding as of November 13, 2024, as reported in the Issuer's Quarterly Report filed on November 13, 2024. 111 Equity Group is controlled by Herzog. Accordingly, Herzog may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by 111 Equity Group, and may be deemed to be the indirect beneficial owner of such shares. Herzog disclaim beneficial ownership of such shares for all other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to rows (7) through (10) of the cover pages to this Schedule 13D are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as disclosed in Exhibit 1, none of the Reporting Persons have effected any transactions in the shares of Common Stock in the 60 days prior to the date of this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 2/13/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: (1) Reporting Person Transactions of Common Stock During the Past 60 Days.

## Signatures
- Chaim Herzog: /s/ Chaim Herzog, Chaim Herzog (02/18/2025)
- 111 Equity Group LLC: /s/ Chaim Herzog, Chaim Herzog, Manager (02/18/2025)